September 24, 2025

Ryan Gentry
Chief Executive Officer
Bitcoin Infrastructure Acquisition Corp Ltd.
1200 N. Federal Hwy, Suite 200
Boca Raton, FL 33432

        Re: Bitcoin Infrastructure Acquisition Corp Ltd.
            Registration Statement on Form S-1
            Filed August, 28, 2025
            File No. 333-289903
Dear Ryan Gentry:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed August 28, 2025
Cover Page

1. We note your disclosure that the you will redeem 100% of the public shares at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned thereon (which interest shall be net of taxes payable by us and up to $100,000 of interest to pay dissolution expenses). Please clarify if the taxes referenced here includes only income taxes or may also include the excise taxes referenced on page 64.
 September 24, 2025
Page 2
2. We note your disclosures here, and elsewhere in your prospectus, that Meteora, for which Mr. Mittal serves as the Managing Member and Chief Investment Officer or its
       affiliates, may purchase additional public shares which they have agreed to vote in favor of your initial business combination. Please reconcile these disclosures with your statements on page 36 indicating that any such purchases would be at a price no higher than the price offered through your redemption process and that such shares would not be voted in favor of approving the business combination transaction.
Prospectus Summary, page 1

3. We note your disclosure on page 4 that the management and control of the Sponsor is vested exclusively with Vikas Mittal and the directors of the Sponsor. Please revise to disclose the persons or affiliated groups who may have direct and indirect material interests in the sponsor, as well as the nature and amount of their interests. See Item
       1603(a)(7) of Regulation S-K.
Prior SPAC Experience, page 10

4. Please revise to include more detailed disclosure regarding any SPAC experience your sponsor, affiliates, management may have. Please revise to disclose the financing needed for the transactions and the level of redemptions. Also, disclose any extensions and redemption levels in connection with an extension and/or business combination.
       See Item 1603(a)(3) of Regulation S-K. Please clarify how opportunities to acquire targets are allocated among SPACs.
Use of Proceeds, page 115

5. Please tell us what consideration you gave to disclosing the payment of other expenses associated with your initial business combination, including payment of deferred underwriting commissions to the underwriter. Refer to Item 504 of
       Regulation S-K.
Dilution, page 119

6. We note that the deferred underwriting commissions are payable to CCM based on the percentage of funds remaining in the trust account after redemptions of public shares.
       Please tell us how you considered this for the various redemption scenarios within your dilution table given the impact of deferred underwriting commissions is depicted as $8 million under each quartile redemption interval.
Conflicts of Interest, page 158

7. Given the involvement of certain of your directors and officers with other SPACs please explain the basis for your statements here and elsewhere in your prospectus that you do not believe that the fiduciary or contractual obligations or
       duties of your officers or directors will materially affect your ability to complete a business combination.
 September 24, 2025
Page 3
Underwriting, page 214

8. Please clarify the references to the deferred underwriting commissions being based on the percentage of funds remaining in the trust account after redemptions of public shares on the cover page and page 121.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eric McPhee at 202-551-3693 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi James Regan at 202-551-3269 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Alexandria Kane, Esq.